UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 10, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On November 11, 2010, R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will present at the *Sandler O'Neill + Partners, L.P. East Coast Financial Services Conference.* For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1. As referenced in the press release dated November 8, 2010, Mr. Hall and Ms. Bettendorf will present at the conference on Thursday, November 11, 2010 at 2:10 p.m. E.S.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. Additionally, on November 11, 2010, First Financial's quarterly investor presentation will be available on our website and will remain available through February 10, 2011. This updated presentation will be used throughout the quarter.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Presentation of November 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: November 10, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation of November 10, 2010

Exhibit 99.1

First Financial Holdings, Inc.

Nasdaq: FFCH | As of September 30, 2010

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2009 annual Report on Form 10-K for the fiscal year ended September, 2009, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

First Financial Holdings, Inc.

Corporate Profile

- **Coastal Carolina financial institution**
  - $3.3 billion in total assets
  - Headquartered in Charleston, SC with 66 financial centers
  - Convenient seven-day a week banking
  - Approximately 30% of financial center network is "in-store" locations, generating a significant percentage of total new accounts

- **Diversified business mix**
  - Noninterest income approximates 40% of total revenue [1]
  - Insurance agencies provide personal, commercial and life & health coverage
  - Broker-dealer operations throughout South Carolina and in Wilmington, NC
  - Significant mortgage banking operation

- **Wealth Management Platform**
  - Personal relationship banking group, trust, and brokerage
  - Total assets under management $1.3 billion
  - 401(k) Administration Services

- **Experienced management team and associates**

[1] Based on the average for the five fiscal years ending September 30, 2010.

First Financial Holdings, Inc.

3

Market Overview



First Financial Holdings, Inc.
North Carolina
South Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Conway
Wilmington
Florence
Columbia
Sunset Beach
Myrtle Beach
Ridgeland
Charleston
Beaufort
Hilton Head Island

First Financial Holdings, Inc.

- Financial Centers (47)
- In-Store Financial Centers (19)
- First Southeast Insurance Services (13)
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (25)

Targeted Market Expansion

- Raleigh-Durham, NC
- Greenville-Spartanburg, SC
- Columbia, SC
- Savannah, GA
- Jacksonville, FL

Experienced Management Team

- Named Executive Officer and Director ownership equals 4.7%[1]

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	60	34	EVP / CRO at Provident Bank
A. Thomas Hood	President of First Federal	64	38	Joined First Federal in 1975
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	47	26	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
J. Dale Hall	Executive Vice President - Chief Banking Officer	62	40	SVP / Commercial Market Executive at Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	61	36	Credit positions at Mellon and Fifth Third Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	14	SVP at Bank of America
Robert L. Davis	Executive Vice President - Corporate Counsel	57	28	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
Jerry P. Gazes	Executive Vice President - Human Resources	63	36	Joined First Financial/First Federal in 1974
John N. Golding	Executive Vice President - Commercial Banking	43	20	SVP at Wachovia/Wells Fargo
Eartha C. Morris	Executive Vice President - Support Services	53	32	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Allison A. Rhyne	Executive Vice President - Insurance Services	57	31	Joined First Financial in 1997
Daniel S. Vroon	Executive Vice President - Wealth Management	43	13	Bank of America

[1] Based on December 16, 2009 Company proxy statement. Ownership includes common stock and options exercisable within 60 days.

Key Financial Results

(in thousands, except ratios)	As of and for the Quarter ended				
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Total assets	$ 3,510,287	$ 3,476,148	$ 3,380,867	$ 3,324,344	$ 3,323,015
Loans	2,661,742	2,644,202	2,612,215	2,590,819	2,564,348
Deposits	2,319,533	2,293,427	2,454,030	2,463,657	2,415,063
Pre-tax pre-provision earnings	$ 18,817	$ 17,431	$ 14,563	$ 16,831	$ 15,192
Net interest margin (FTE) [1]	4.03%	3.96%	3.94%	3.94%	3.91%
Provision for loan losses	$ 21,280	$ 25,327	$ 45,915	$ 36,373	$ 17,579
Net loans charged-off	7,307	20,266	36,718	32,159	17,652

[1] Net interest margin is presented on an annual basis, includes taxable equivalent adjustments to interest income and is based on a federal tax rate of 35%.

Capital Position

		For the Quarter ended				
		September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
First Financial						
Equity to assets		10.02 %	10.20 %	9.91 %	9.74 %	9.58 %
Tangible common equity to tangible assets		7.16	7.30	6.93	6.71	6.55
Book value per common share		$ 18.03	$ 17.52	$ 16.34	$ 15.66	$ 15.32
Tangible common book value per share		15.64	15.19	14.02	13.34	13.02
Dividends paid per common share, authorized		0.05	0.05	0.05	0.05	0.05
	Regulatory Minimum for "Well-Capitalized"					
First Federal						
Leverage capital ratio	4.00 %	7.67 %	7.67 %	7.74 %	8.46 %	8.47 %
Tier 1 risk-based capital ratio	6.00	9.77	9.78	9.83	11.19	11.27
Total risk-based capital ratio	10.00	11.02	11.05	11.10	12.46	12.55

Note: First Financial is not currently subject to regulatory capital requirements. First Financial currently holds $45 million of Trust Preferred securities, which will qualify as Tier 1 capital, and $25 million of liquidity not previously downstreamed to First Federal.

First Financial Holdings, Inc.

Goals and Priorities

- **Return to profitability**
  - Focus on increasing pre-tax, pre-provision earnings
  - Maintain strong net interest margin
  - Attention to improved efficiencies

- **Reduce level of nonperforming assets**
  - Continue to deal with credit issues in a timely manner
  - Expand Special Asset department
  - Execute on opportunities to sell notes and properties at acceptable rates

- **Protect balance sheet**
  - Maintain strong capital levels
  - Maintain ample sources of liquidity
  - Emphasize core deposits to fund asset growth

- **Prepare for the future**
  - Market disruption creates opportunities
  - Expand throughout the Carolinas
  - FDIC-assisted and traditional M&A transactions

Loan Portfolio and Credit Quality

Loan Growth Trends



($ in millions)

Residential Loans: FY-06 $906, FY-07 $834, FY-08 $843, FY-09 $841, FY-10 $907

Commercial Loans: FY-06 $595, FY-07 $684, FY-08 $797, FY-09 $1,031, FY-10 $863

Consumer Loans: FY-06 $570, FY-07 $632, FY-08 $709, FY-09 $790, FY-10 $794

Loan Composition

September 30, 2010



(in thousands)	Total Portfolio	Covered [1]
Residential loans		
Residential 1-4 family	$ 836,644	$ 3,086
Residential construction	14,436	0
Residential land	56,344	10,959
Total residential loans	907,424	14,045
Commercial loans		
Commercial business	92,650	16,215
Commercial real estate	598,547	99,639
Commercial construction	28,449	4,336
Commercial land	143,366	26,273
Total commercial loans	863,012	146,463
Consumer loans		
Home equity	397,632	29,185
Manufactured housing	269,857	0
Marine	65,901	181
Other consumer	60,522	2,128
Total consumer loans	793,912	31,494
Total loans	$ 2,564,348	$ 192,002

- ■ **Residential 1-4 family**
- ■ **Residential land**
- ■ **Commercial real estate**
- ■ **Commercial land**
- ■ **Manufactured housing**
- ■ **Other consumer**
- ■ **Residential construction**
- ■ **Commercial business**
- ■ **Commercial construction**
- ■ **Home equity**
- ■ **Marine**

[1] "Covered Loans" were acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement with the FDIC.

Residential Real Estate Loans by Region

September 30, 2010



Region	Residential 1-4 Family	%	Residential Construction & Land	%	Home Equity	%
Charleston	$ 494,256	59.1%	$ 38,736	54.7%	$ 224,446	56.4%
Florence	33,753	4.0%	534	0.7%	18,005	4.5%
Grand Strand	111,853	13.4%	8,493	12.0%	64,465	16.2%
Hilton Head	66,740	8.0%	6,482	9.2%	44,116	11.1%
Wilmington, NC	29,259	3.5%	15,140	21.4%	38,839	9.8%
Other	100,783	12.0%	1,395	2.0%	7,761	2.0%
Total	$ 836,644	100.0%	$ 70,780	100.0%	$ 397,632	100.0%

First Financial Holdings, Inc.

Commercial Real Estate Loans by Region

September 30, 2010



Region	Commercial Real Estate	%	Commercial Construction & Land	%
Charleston	$ 315,312	52.7%	$ 77,951	45.4%
Florence	28,730	4.8%	8,250	4.8%
Grand Strand	85,122	14.2%	31,338	18.2%
Hilton Head	37,464	6.3%	8,417	4.9%
Wilmington, NC	111,954	18.7%	36,584	21.3%
Other	19,965	3.3%	9,275	5.4%
Total	$ 598,547	100.0%	$ 171,815	100.0%

First Financial Holdings, Inc.

Credit Trends

(in millions)	As of the Quarter ended				
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Delinquent Loans[1]	$ 35.4	$ 42.9	$ 40.5	$ 25.6	$ 30.3
% of Total Gross Loans	1.33%	1.62%	1.55%	0.99%	1.18%
Nonperforming Loans[2]	$ 80.6	$ 108.9	$ 135.8	$ 132.2	$ 141.2
% of Total Gross Loans	3.03%	4.12%	5.20%	5.10%	5.51%
OREO	$ 22.0	$ 20.9	$ 12.0	$ 12.6	$ 11.9
Total Nonperforming Assets	$ 102.6	$ 129.8	$ 147.8	$ 144.8	$ 153.1
NPAs/Assets	2.92%	3.73%	4.37%	4.35%	4.61%
Classified Assets/Tier 1 Capital	68.79%	83.64%	81.05%	85.23%	86.05%
Texas Ratio[3]	40.65	50.81	54.31	45.76	49.86
Excluding Covered Assets[4]					
Total Non-Performing Assets	$ 95.1	$ 118.8	$ 134.8	$ 131.3	$ 138.4
NPAs/Assets	2.71%	3.42%	3.99%	3.95%	4.16%
Classified Assets/Tier 1 Capital	67.75%	78.11%	75.33%	75.96%	77.31%
Texas Ratio[3]	37.94	45.97	49.66	41.35	44.51

[1] Loans past due 30-89 days.

[2] Includes loans past due 90+ days, still accruing interest and restructured loans still accruing.

[3] Texas Ratio defined as loans 30-89 days past due + Nonperforming Assets / Tangible Common Equity + ALLL.

[4] Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a loss-sharing agreement.

Data Source: SNL Financial; Company documents

Credit Quality

September 30, 2010

(in thousands)	Total Portfolio	Total Delinquent [1]	Total NPLs [2]	% NPLs	ALLL	ALLL / Gross Loans	ALLL / NPLs	YTD NCOs	YTD NCOs/ Avg Loans
Residential loans									
Residential 1-4 Family	$ 836,644	$ 3,486	$ 18,100	2.16%	$ 8,086	0.97 %	44.67%	$ 6,758	0.86%
Residential construction	14,436	-	-	0.00%	820	5.68 %	-	-	0.00%
Residential land	56,344	302	4,872	8.65%	2,622	4.65 %	53.82%	5,180	8.16%
Total residential loans	907,424	3,788	22,972	2.53%	11,528	1.27 %	50.18%	11,938	1.38%
Commercial loans									
Commercial business	92,650	2,140	6,951	7.50%	7,169	7.74 %	103.14%	8,359	7.31%
Commercial real estate	598,547	8,920	48,973	8.18%	22,599	3.78 %	46.15%	18,561	3.12%
Commercial construction	28,449	1,981	5,704	20.05%	821	2.89 %	14.39%	6,529	11.69%
Commercial land	143,366	3,428	46,109	32.16%	21,795	15.20 %	47.27%	41,153	22.06%
Total commercial loans	863,012	16,469	107,737	12.48%	52,384	6.07 %	48.62%	74,602	7.83%
Consumer loans									
Home equity	397,632	4,625	6,969	1.75%	13,127	3.30 %	188.36%	12,497	3.10%
Manufactured housing	269,857	3,207	2,909	1.08%	4,280	1.59 %	147.13%	3,496	1.36%
Marine	65,901	462	188	0.29%	2,800	4.25 %	NM[3]	1,825	2.57%
Other consumer	60,522	1,765	381	0.63%	2,752	4.55 %	NM[3]	2,437	3.76%
Total consumer loans	793,912	10,059	10,447	1.32%	22,959	2.89 %	2.20%	20,255	2.55%
Total loans	$ 2,564,348	$ 30,316	$ 141,156	5.50%	$ 86,871	3.39 %	61.54%	$ 106,795	4.05%
Totals excluding covered loans		$ 25,269	$ 131,318	5.12%			66.15%		

[1] Loans 30-89 days past due.
[2] Includes loans 90+ days past due, still accruing interest and restructured loans still accruing.
[3] Not meaningful.

Total Delinquencies



(\$ in thousands)

Note: Delinquencies include loans past due 30-89 days.

First Financial Holdings, Inc.

Delinquency Trends

(in thousands)	September 30, 2009 $	September 30, 2009 % of Portfolio	December 31, 2009 $	December 31, 2009 % of Portfolio	March 31, 2010 $	March 31, 2010 % of Portfolio	June 30, 2010 $	June 30, 2010 % of Portfolio	September 30, 2010 $	September 30, 2010 % of Portfolio
Residential loans										
Residential 1-4 Family	$ 9,819	1.31%	$ 6,076	0.79%	$ 8,214	1.05%	$ 5,244	0.65%	$ 3,486	0.42%
Residential construction	-	-	-	-	-	-	-	-	-	-
Residential land	1,278	1.69	2,799	4.27	791	1.28	799	1.38	302	0.54
Total residential loans	11,097	1.32	8,875	1.05	9,005	1.05	6,043	0.69	3,788	0.42
Commercial loans										
Commercial business	1,515	1.18	4,909	3.97	4,315	3.74	2,355	2.11	2,140	2.31
Commercial real estate	7,722	1.28	12,249	2.07	13,381	2.26	7,441	1.25	8,920	1.49
Commercial construction	662	0.82	947	1.36	1,602	2.65	-	-	1,981	6.96
Commercial land	7,464	3.36	4,662	2.18	2,314	1.23	1,192	0.72	3,428	2.39
Total commercial loans	17,363	1.68	22,767	2.28	21,612	2.26	10,988	1.21	16,469	1.91
Consumer loans										
Home equity	2,113	0.53	4,609	1.14	4,477	1.10	4,661	1.15	4,625	1.16
Manufactured housing	3,132	1.28	3,697	1.47	3,806	1.49	2,992	1.13	3,207	1.19
Marine	1,226	1.60	1,754	2.39	981	1.39	425	0.62	462	0.70
Other consumer	481	0.68	1,172	1.75	594	0.94	527	0.84	1,765	2.92
Total consumer loans	6,952	0.88	11,232	1.41	9,858	1.24	8,605	1.08	10,059	1.27
Total delinquent loans [1]	$ 35,412	1.33%	$ 42,874	1.62%	$ 40,475	1.55%	$ 25,636	0.99%	$ 30,316	1.18%

Note: Certain amounts have been reclassified to conform with current period presentation
[1] Includes loans past due 30-89 days.

Nonperforming Assets



($ in millions)

Legend:
- Nonperforming loans – Non-Covered
- Nonperforming loans – Covered
- OREO – Non-Covered
- OREO – Covered

	4Q-09	1Q-10	2Q-10	3Q-10	4Q-10
Total	$81	$109	$136	$132	$141
Nonperforming loans – Non-Covered	$80	$105	$128	$123	$131
OREO total	$22	$21	$12	$13	$12
OREO – Non-Covered	$16	$14	$7	$9	$7
Nonperforming loans – Covered	$1	$4	$8	$9	$10
OREO – Covered	$6	$7	$5	$4	$5

Note: Nonperforming assets include loans past due 90+ days, still accruing interest and restructured loans still accruing

First Financial Holdings, Inc.

Nonperforming Asset Trends

(in thousands)	September 30, 2009 $	September 30, 2009 % of Portfolio	December 31, 2009 $	December 31, 2009 % of Portfolio	March 31, 2010 $	March 31, 2010 % of Portfolio	June 30, 2010 $	June 30, 2010 % of Portfolio	September 30, 2010 $	September 30, 2010 % of Portfolio
Residential loans										
Residential 1-4 Family	$ 12,374	1.65%	$ 15,759	2.05%	$ 13,763	1.77%	$ 17,898	2.21%	$ 17,350	2.07%
Residential construction	-	-	-	-	-	-	-	-	-	-
Residential land	6,095	8.05	5,485	8.36	5,922	9.57	5,527	9.53	4,872	8.65
Total residential loans	18,469	2.20	21,244	2.51	19,685	2.30	23,425	2.66	22,222	2.45
Commercial loans										
Commercial business	1,237	0.97	5,238	4.24	7,563	6.55	6,789	6.07	6,951	7.50
Commercial real estate	13,674	2.27	28,637	4.84	34,583	5.83	35,560	5.99	48,973	8.18
Commercial construction	6,227	7.76	3,706	5.30	7,127	11.77	5,738	14.31	5,704	20.05
Commercial land	32,847	14.81	40,164	18.77	55,719	29.51	50,269	30.53	46,109	32.16
Total commercial loans	53,985	5.23	77,745	7.78	104,992	10.96	98,356	10.80	107,737	12.48
Consumer loans										
Home equity	5,474	1.37	6,626	1.63	7,773	1.91	6,937	1.72	6,969	1.75
Manufactured housing	2,280	0.94	2,715	1.08	2,899	1.13	3,189	1.20	2,909	1.08
Marine	143	0.19	259	0.35	166	0.24	135	0.20	188	0.29
Other consumer	81	0.11	153	0.23	143	0.23	16	0.03	206	0.34
Total consumer loans	7,978	1.01	9,753	1.22	10,981	1.38	10,277	1.28	10,272	1.29
Total nonaccrual loans	80,432	3.02%	108,742	4.11%	135,658	5.19%	132,058	5.10%	140,231	5.47%
Loans 90+ days still accruing	121		124		104		170		175	
Restructured Loans still accruing	-		-		-		-		750	
Total nonperforming loans	80,553		108,866		135,762		132,228		141,156	
Other repossessed assets acquired	22,002		20,864		11,957		12,543		11,950	
Total nonperfoming assets	$ 102,555		$ 129,730		$ 147,719		$ 144,771		$ 153,106	

First Financial Holdings, Inc.

Note: Certain amounts have been reclassified to conform with current period presentation

Nonaccrual Loans by Region

September 30, 2010



($ in thousands)

Region	Amount	Percentage
Charleston	$71,865	51.2%
Florence	$3,257	2.3%
Grand Strand	$34,279	24.4%
Hilton Head	$10,509	7.5%
Wilmington, NC [1]	$13,394	9.6%
Other	$6,927	4.9%

Note: percentages represent portion of total nonaccrual loans
[1] Includes $9.8 million of covered loans.

First Financial Holdings, Inc.

Net Charge - Offs



($ in thousands)

	4Q-09	1Q-10	2Q-10	3Q-10	4Q-10
Net Charge Offs	$7,307	$20,266	$36,718	$32,159	$17,652
NCO / Average Loans	1.07%	3.02%	5.55%	4.91%	2.71%

Net Charge Offs **NCO / Average Loans**

Net Charge - Off Trends

(in thousands)	September 30, 2009 $	September 30, 2009 % of Portfolio [1]	December 31, 2009 $	December 31, 2009 % of Portfolio [1]	March 31, 2010 $	March 31, 2010 % of Portfolio [1]	June 30, 2010 $	June 30, 2010 % of Portfolio [1]	September 30, 2010 $	September 30, 2010 % of Portfolio [1]
Residential loans										
Residential 1-4 Family	$ 936	0.50%	$ 59	0.03%	$ 2,715	1.40%	$ 1,673	0.84%	$ 2,311	1.12%
Residential construction	(940)	(23.98)	-	-	-	-	-	-	-	-
Residential land	1,502	7.94	1,781	10.08	1,127	7.07	975	6.51	1,297	9.08
Total residential loans	1,498	0.71	1,840	0.87	3,842	1.80	2,648	1.22	3,608	1.61
Commercial loans										
Commercial business	2,203	6.88	1,046	3.33	1,656	5.54	3,868	13.62	1,789	7.00
Commercial real estate	166	0.11	1,807	1.21	8,085	5.46	5,267	3.55	3,402	2.28
Commercial construction	1,509	7.52	3,114	16.60	1,094	6.71	2,051	16.30	270	3.15
Commercial land	-	-	7,796	14.31	17,017	33.79	12,165	27.53	4,175	10.84
Total commercial loans	3,878	1.50	13,763	5.42	27,852	11.38	23,351	10.00	9,636	4.35
Consumer loans										
Home equity	6	0.01	2,432	2.42	3,017	2.97	4,379	4.32	2,669	2.66
Manufactured housing	866	1.42	763	1.23	638	1.01	950	1.46	1,145	1.71
Marine	377	1.97	608	3.24	621	3.45	401	2.31	195	1.16
Other consumer	682	3.85	860	4.99	748	4.60	430	2.73	399	2.59
Total consumer loans	1,931	0.98	4,663	2.35	5,024	2.52	6,160	3.09	4,408	2.21
Total net charge-offs	$ 7,307	1.07%	$ 20,266	3.02%	$ 36,718	5.55%	$ 32,159	4.91%	$ 17,652	2.71%

Note: Certain amounts have been reclassified to conform with current period presentation
[1] Represents an annualized rate

First Financial Holdings, Inc.

Deposits and Funding

Deposit Growth Trends



($ in millions)

	Noninterest-bearing checking	Interest-bearing checking
	Savings & Money Market	Certificates of Deposit

Deposit Mix

September 30, 2010



(in thousands)	Balance	Weighted Average Rate
Noninterest-Bearing	$ 223,915	--
Interest-Bearing	390,309	0.49 %
Savings	167,382	0.25
Money Market	343,769	0.64
Total Core	1,125,375	
Certificates of Deposit:		
Retail CDs ≥ $100,000	438,031	2.42
Retail CDs < $100,000	556,669	2.17
Total Retail	994,700	
CDARs	69,280	1.06
Brokered CDs	225,708	1.58
Total Wholesale	294,988	
Total Deposits	$ 2,415,063	1.30 %

Legend:
- Noninterest-Bearing
- Interest-Bearing
- Savings
- Money Market
- Retail CDs ≥ $100,000
- Retail CDs < $100,000
- CDARs
- Brokered CDs

Recent Deposit Trends



($ in millions)

Funding & Liquidity

- Strong core deposit growth

- Multiple funding sources

- Monthly cash flows from securities portfolio

- Unpledged AFS securities can be sold or pledged for additional liquidity

Key Liquidity Ratios:	9/30/2010
Total Deposits/Total Funding	82.70%
Jumbo Deposits/Total Funding	14.90%
Brokered Deposits/Total Funding	10.03%
Borrowed Money/Total Funding	17.30%
Non-pledged Securities/Total Assets	3.20%
Funding Availability/Assets	18.81%

Funding Availability

September 30, 2010

Primary Source Availability



$101
$234
$35
$245

- ■ FRB
- ■ FHLB
- ■ Fed Funds
- ■ Unpledged Securities

Brokered and Jumbo CDs Availability



$1,029
$733
$296

Policy Limits | Brokered & Jumbo CDs Oustanding | Available

Note: Dollars in millions

First Financial Holdings, Inc.

Financial Results

Pre-Tax, Pre-Provision Earnings



($ in thousands)

(1) Excludes extraordinary gain on acquisition of $28.9 million.

Net Interest Margin



First Financial Holdings, Inc.

Noninterest Income

5 year FY Average: Noninterest income / total revenue ~ 40% [1]



($ in millions)

Legend:
- Service charges on deposit accounts
- Insurance
- Mortgage and other loan income
- Trust, plan administration and brokerage fees
- Other [2]

[1] Based on the average for the five fiscal years ending September 30, 2010.
[2] Includes net securities losses of $4.0 and $2.9 for the year ending September 30, 2009 and 2010, respectively.

First Financial Holdings, Inc.

32

Insurance Operations

- Ranked 2nd nationally for contribution of insurance operations to total net income [1]
- Major carriers represented: Allstate, Cincinnati, Hartford, Selective, Travelers
- 44% P&C – Commercial; 40% P&C – Personal; 16% Life & Health [2]
- Expansion opportunities with excess and surplus lines through all Allstate's Northlight program



Insurance Rev./noninterest inc.	39.1%	41.0%	39.8%	44.0%	35.8%

[1] Bank Insurance and Securities Association, December 2009.
[2] Based on insurance commissions for the twelve month period ending September 30, 2010.

First Financial Holdings, Inc.

Efficiency Ratio



Key Economic Developments

- **Boeing:**
  - Dreamliner assembly line; $750+ million investment and 3,800 direct jobs
  - Fabrication Interiors plant also moving to North Charleston

- **Clemson Wind Turbine Project:**
  - Ground broken for Wind Energy R&D Center
  - Potential for 20,000 jobs state-wide

- **South Carolina State Ports Authority:**
  - Increasing tonnage and opportunities for further growth with Panama Canal expansion

- **Southwest Airlines:**
  - Begins service from Charleston in March 2011

- **SCRA MUSC Innovation Center:**
  - Expanding wet lab and equipment space for start-up companies

Investment Highlights

- Economic development initiatives in our markets

- Experienced management team

- Diversified income sources

- Strong balance sheet liquidity

- Core deposit growth

- Solid capital positions

- Compelling expansion opportunities

- Effective management of interest-rate risk

- Opportunities in Business Banking and Wealth Management

First Financial Holdings, Inc.

Nasdaq: FFCH

www.firstfinancialholdings.com

843.529.5931